Exhibit 99.1

Contact:
Icahn Capital LP Susan Gordon (212) 702-4309	Deason Capital Services, LLC Jennifer Cole (214) 378 3600

CARL ICAHN AND DARWIN DEASON RELEASE

OPEN LETTER TO XEROX SHAREHOLDERS

THE BOARD NEEDS TO WAKE UP AND ACKNOWLEDGE THERE ARE VIABLE ALTERNATIVES TO THE PROPOSED FUJI SCHEME

New York, New York, February 20, 2018 – Today Carl Icahn and Darwin Deason released the following open letter to shareholders of Xerox Corporation (NYSE: XRX):

Fellow Shareholders:

For 17 years, Xerox withheld (we believe illegally) the agreements governing the Fuji Xerox joint venture – agreements the company now claims permanently prevent (for all intents and purposes) anyone other than Fuji from buying Xerox. But the truth is that if this ostrich Board of Directors would simply take their heads out of the sand and do a deeper dive into the advice being given to them by Jeff Jacobson (who just wants a bigger job) and its financial advisors (who just want a huge fee), then they would see that THERE ARE VIABLE ALTERNATIVES TO THE PROPOSED FUJI SCHEME. Possibly the best alternative would be to consolidate with or sell to one of our competitors (or to a private equity firm who would optimize the business and return it to growth) who we believe would pay a large premium once they truly understood they could get around the Fuji Xerox joint venture agreements and eventually operate unfettered in Asia using the Xerox trademark and Xerox’s many patents.

Over the last 40 years, we have seen this same scenario play out countless times at a number of (oftentimes poorly-run) companies where the CEO and board, who would rather have stayed independent (for obvious reasons), told shareholders that, even though consolidation in their industry made a great deal of sense, there was no one interested in buying the company. Then, after an activist showed up, things would magically change over time. The board would have an epiphany, and lo and behold a bevy of interested suitors would appear. Just a few compelling examples where one of us were activists: Marshall Field’s was bought by Batus, Kerr-McGee was bought by Anadarko, Motorola split up and one part was bought by Google, ImClone was bought by Eli Lilly, and, just as recently as four years ago, Forest Labs, whose CEO said countless times that no one wanted to buy the company, sold to Actavis. In each of these examples (and there were many more where one of us was a catalyst), shareholders realized billions of dollars of additional value as a result of these mergers. But in each case, there was enough time for our activist campaigning, sometimes over several years, to lead to the right result. However, in the case of Xerox, there is no time left. We have to act now, or we will no longer have a voice because the value of our vote will disappear.

Having been through situations like this many times, we were not very surprised to see the Board make the preposterous claim that the proposed Fuji scheme was the result of “a year-long comprehensive and exhaustive review of value-enhancing alternatives.” That claim is easy to make, but we staunchly believe it will never hold up under thorough examination. The Xerox Board does not seem to understand the options available to the company under the joint venture agreements. If they did, they would never agree to give away control of our company for nothing more than a bowl of porridge. There is no way they could have possibly explained all the potential ways to work-around the limitations in the joint venture agreements to interested suitors. So even if they did run a process, it was inherently flawed from the get-go.

We sincerely believe that Fuji is buying control of Xerox not because they believe in synergies but rather to eliminate the possible major catastrophe they know would occur for them if we continued to have influence at Xerox. They are terrified of that possibility. They don’t really believe in the $1.7 billion of synergies they are touting. If they truly do, then why are they not willing to buy us out at a large premium over the current price? We all can calculate what $1.7 billion of synergies are worth.

As we explain below, we will be exponentially better off if the Fuji scheme is not consummated. Just think about it. If it goes through, there will be no semblance of corporate democracy left at our company. The shareholders of Xerox will no longer have any power. We will be at the mercy of Fuji – a company that already has proven to be suspect – and we will forever lose the opportunity to get a control premium for our shares. On the other hand, if it’s voted down, we have the opportunity to realize so much more value either by selling the company and/or bringing in the right management and giving them unfettered access to Asia (as explained below). And, perhaps more importantly, there’s very little downside to voting this ridiculous deal down. Fuji cannot afford to lose Xerox. So we believe, almost to a certainty, that Fuji will always be a bidder if Xerox wants to sell.

The Board’s most recent letter to shareholders was rife with misleading obfuscations, basic mathematical errors and convenient omissions, let’s review some facts that demonstrate unequivocally how poorly the Board has handled the current situation and how terrible this latest Fuji scheme is for shareholders.

*****

FACT #1:    Fuji needs Xerox more than Xerox needs Fuji.

The Fuji Xerox joint venture currently accounts for nearly 50% of Fuji’s total revenue and around 40% of Fuji’s profitability, and it appears that Xerox is by far Fuji Xerox’s largest customer. With that in mind, rather than let Fuji acquire control of Xerox today “without spending a penny”, Xerox (or a potential acquirer of Xerox) should spend the next three years thoughtfully diversifying its supply chain away from Fuji Xerox, which would both cannibalize Fuji’s largest revenue stream and enable Xerox to be in a position to not renew the Technology Agreement that restricts Xerox from selling in Asia. All this could be done pursuant to the existing joint venture agreements, which we believe was never explained to potential suitors, and it would also be absolutely devastating to Fuji.

Jeff Jacobson will tell you it would be “ludicrous” for Xerox to diversify the supply chain away from Fuji Xerox because Xerox won’t get a fair price if it tries to source from competitors. But that is just a convenient excuse that sounds like it should be true when in reality it’s not. Just take a quick look at HP’s annual report. You’ll see that Canon is identified first among HP’s primary competitors in printing. You’ll also see that HP sources a majority of its A4 and a portion of its A3 portfolio of laser printer engines and laser toner cartridges from Canon. That’s how this industry works! The various competitors source product from each other, and they provide competitive pricing to each other because they’re all looking to do as much volume as they can. Jeff Jacobson acts like Xerox is boxed in because it buys $1.6 billion of equipment annually from Fuji Xerox, but that’s part of what gives Xerox such incredible negotiating leverage. Any number of Fuji Xerox’s competitors (not to mention the contract manufacturers that are spending billions of dollars to build manufacturing hubs in India) would trip over themselves just to get a piece of that business. He just hasn’t prioritized finding new manufacturing partners because it doesn’t fit his own agenda.

FACT #2:    As currently constructed, the joint venture agreements are awful, but there are still many alternatives available to Xerox.

The Board appears to believe that Xerox has no ability to terminate or renegotiate the joint venture agreements because they are “binding legal document[s]”, but that simply is not true. Last year’s massive accounting scandal at Fuji Xerox almost certainly gives Xerox the contractual right to terminate the Joint Enterprise Contract and Technology Agreement for material breach, and we believe Fuji is petrified about that.

But even if we were not successful doing that, Xerox has a clear contractual right to begin the process of terminating the Technology Agreement in 2020, which would give Xerox unfettered access to – and exclusive use of the Xerox name in – the Asia Pacific market (as Jeff Jacobson said, the only printing market in the world that Xerox’s participates in that is actually growing). It would be catastrophic for Fuji if Xerox exercised either of these contractual rights (you’ll recall it appears Xerox is also Fuji Xerox’s largest single customer), so even a mildly competent deal-maker would be able to use them as leverage to get Fuji to the negotiating table to, at a minimum, renegotiate the terms of the joint venture. The fact that the ostrich Board of Xerox has failed to pursue such a path – choosing instead to negotiate a change of control transaction that benefits no one but themselves and the executives and advisors who whisper into their buried ears from the ground above – is unforgivable.

FACT #3:    The Board’s math is wrong.

Similarly unforgivable is the fact that the Board’s recent, hastily prepared “Comparison of Value Components” analysis includes both a 49.9% ownership interest in the 75% joint venture contribution from Fuji and ownership of 49.9% of standalone Xerox, which itself includes a 25% ownership interest in the joint venture. Added together, that indicates Xerox shareholders will own approximately 62.4% of the joint venture after the scheme closes (which we all know is not true) and leads to an overstatement in value of almost $5 per share based on the Board’s own methodology. While we take issue with the Board’s entire analysis (as further explained below), this obvious error is downright terrifying and, from our perspective, can only mean one of two things: the Board either (1) does not fully understand the fundamental economics of the scheme they approved or (2) intends to deliberately mislead shareholders into believing the economics of that scheme are better than they actually are. We’re not sure which is worse, but either way the Board should immediately acknowledge their latest disclosure is incorrect and retract the relevant slide so that no investor buys Xerox stock thinking it’s worth $45/share.

FACT #4:    The Company uses “suspect math”.

Jeff Jacobson and the Xerox Board accuse us of using “suspect math” when evaluating the Fuji scheme, but that accusation is entirely baseless. There is absolutely nothing suspect about cash flow, which we (unlike them) accurately adjust to account for the proposed scheme. Notably, the Board provides no alternative cash flow calculation and fails to demonstrate why our estimate that we are surrendering $535 million of normalized annual recurring cash flow is off the mark. In fact, rather than focus on cash generation (a clean financial performance metric), the Board applies a lofty EBITDA multiple valuation methodology that is replete with best-case scenario assumptions.

In reality, Jeff Jacobson and the Xerox Board are the ones who employ “suspect math.” Jacobson claims to have achieved approximately $1.225 billion in cost savings for 2016 and 2017, including $675 million alone in 2017. However, those cost savings have only translated into a 30-basis point increase in adjusted operating margin, and, as far as we can tell, the primary drivers for that increase are adjustments made to non-service retirement-related costs and lower restructuring costs, not improvements in other key operating metrics such as COGS or SG&A, each of which has either remained flat or gone up as a percentage of revenue. We suspect there is at least $500 million in cost creep that has not been clearly reported, which is just another reason we are pessimistic about the potential synergies the Xerox Board claims justify this terrible deal.

FACT #5:    Fuji will not bear the debt that will finance our dividend.

Except for the blatantly misleading mathematical error described above, the most offensive statement in the Board’s latest letter is probably this: “Fujifilm, as owner of 50.1% of the combined company, will bear the debt incurred to finance the dividend as the combined company will be fully consolidated by Fujifilm.”

The Board surely knows that just because Fuji will consolidate the combined company for accounting purposes does not in any way make Fuji legally or economically responsible for the entire debt. In fact, from an accounting perspective, 49.9% of the combined company’s debt should be backed out in Fuji’s net non-controlling interest line item. So we have to ask: does the Board actually think shareholders are naïve enough to believe that only Fuji will bear the debt incurred to finance the dividend? Or if they sincerely believe that to be in principal what Fuji agreed to, then why not restructure the transaction to have Fuji itself borrow $2.5 billion (at almost surely more attractive domestic borrowing rates than Xerox can achieve) and pay the proceeds to Xerox shareholders directly?

FACT #6:    If the Fuji scheme is consummated, the Board’s “strong minority protections” will not prevent Fuji from oppressing us.

Last Monday, we said that if this latest Fuji scheme is consummated then we – the existing Xerox shareholders – will never have an opportunity to receive a true control premium for our shares. The Board says our claim is “FALSE” but provides little reasoning as to why that’s the case. Rather, they refer to provisions that will “limit” Fuji from obtaining greater consideration than us in a sale of the combined company. It’s telling that they use the term “limit” – as opposed to a term like “prevent” or “prohibit” – and we believe that’s because even the ostrich Xerox Board knows Fuji can easily structure around this essentially useless “fig leaf” protection.

The truth is that there are myriad ways Fuji could oppress us as minority shareholders. For example, Fuji (not Fuji Xerox) owns FUJIFILM Specialty Ink Systems Limited, which competes directly against Xerox in high-end inkjet products. Fuji is not contributing that business to the combined company as part of this latest scheme, so they will remain in competition post-closing. What’s to stop Fuji from shutting down Xerox’s high-end inkjet business just to benefit Fuji Ink? Are we supposed to believe that the 5 independent directors designated by the current Xerox Board, who have already demonstrated that they are not capable of looking out for the best interests of Xerox shareholders, will be able to protect us from that kind of chicanery?

FACT #7:    Xerox’s claims that we knew about the Fuji Xerox “crown jewel” lockup are intentionally misleading.

Xerox claims that we knew the full terms of the Fuji Xerox joint venture because Jonathan Christodoro (a representative of Carl Icahn) served on the Board between June 2016 and December 2017, and also because Darwin Deason “had full access to all documents governing the joint venture” when he sold his company ACS to Xerox in 2010. These statements are intentionally misleading.

The Board failed for nearly two decades to disclose, or, until recently, even acknowledge the existence and importance of, the lock-up provisions and other material provisions of the joint venture agreements, which have enormous strategic implications for Xerox and its shareholders. Now the Board is attempting to “right all of its wrongs” by disclosing the joint venture agreements in connection with this transaction and making a claim that we knew about these provisions all along. This is just another incredibly misleading action by the Board. In fact, it is not only incredibly misleading but also incorrect and irrelevant.

Carl Icahn’s representative (Jonathan Christodoro) only gained knowledge of these agreements after joining the Board and was then bound to keep the terms of such agreements confidential by Xerox’s policies and agreements. Additionally, Mr. Deason did not have “full access to all documents governing the joint venture” because he was totally and completely recused from the diligence and board process in accordance with applicable law during the sale of his company, ACS, to Xerox. This recusal is common knowledge because Xerox, who is now trying to claim otherwise, stated as much in its SEC filings and court proceedings at the time of the transaction.

What is clear is that the Board had no understanding, or even sought to obtain an understanding, for nearly two decades, of its rights and restrictions under these joint venture agreements. To blame this failure on their own shareholders – particularly the very shareholders that urged them on multiple occasions to obtain this understanding – is absurd in the extreme.

*****

To be a successful investor, the most important concept to understand is risk vs. reward. In voting this latest Fuji scheme down, the risk vs. reward is incredibly in our favor. Because Fuji needs Xerox so much more than Xerox needs Fuji, the risks in not doing this ridiculous transaction are exceedingly low. The rewards, on the other hand, could be tremendous. Xerox could combine with a competitor that’s actually willing to pay a significant premium, or Fuji themselves would step up and offer a full buy-out on fair terms. But even if neither of those things happen, just diversifying away from Fuji over time, thereby gaining unfettered access to Asia, and bringing in new management with vision and operational expertise would be infinitely better than the awful deal that’s being proposed today.

It’s a no-brainer.

Sincerely yours,

Carl Icahn	Darwin Deason

*****

Additional Information and Where to Find it;

Participants in the Solicitation

SECURITY HOLDERS ARE ADVISED TO READ THE PROXY STATEMENT AND OTHER DOCUMENTS RELATED TO THE SOLICITATION OF PROXIES BY CARL ICAHN, DARWIN DEASON AND THEIR RESPECTIVE AFFILIATES FROM THE SHAREHOLDERS OF XEROX CORPORATION IN CONNECTION WITH THE PROPOSED TRANSACTIONS BETWEEN XEROX CORPORATION AND FUJIFILM HOLDINGS CORPORATION (THE “TRANSACTION”) AND/OR FOR USE AT THE 2018 ANNUAL MEETING OF SHAREHOLDERS OF XEROX CORPORATION (THE “ANNUAL MEETING”) WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING INFORMATION RELATING TO THE PARTICIPANTS IN SUCH PROXY SOLICITATION. WHEN COMPLETED, A DEFINITIVE PROXY STATEMENT AND A FORM OF PROXY RELATED TO THE TRANSACTION AND/OR THE ANNUAL MEETING WILL BE MAILED TO SHAREHOLDERS OF XEROX CORPORATION AND WILL ALSO BE AVAILABLE AT NO CHARGE AT THE SECURITIES AND EXCHANGE COMMISSION’S WEBSITE AT HTTP://WWW.SEC.GOV. INFORMATION RELATING TO THE PARTICIPANTS IN SUCH PROXY SOLICITATION IS CONTAINED IN THE SCHEDULE 14A FILED BY CARL ICAHN, DARWIN DEASON AND THEIR RESPECTIVE AFFILIATES WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 22, 2018.

Other Important Disclosure Information

SPECIAL NOTE REGARDING THIS LETTER:

THIS LETTER CONTAINS OUR CURRENT VIEWS ON THE VALUE OF XEROX SECURITIES, THE CONSIDERATION TO BE RECEIVED BY XEROX SHAREHOLDERS IN THE TRANSACTION AND CERTAIN ACTIONS THAT XEROX’S BOARD MAY TAKE TO ENHANCE THE VALUE OF ITS SECURITIES. OUR VIEWS ARE BASED ON OUR OWN ANALYSIS OF PUBLICLY AVAILABLE INFORMATION AND ASSUMPTIONS WE BELIEVE TO BE REASONABLE. GIVEN XEROX’S HISTORY OF INADEQUATE PUBLIC DISCLOSURE, THERE CAN BE NO ASSURANCE THAT THE INFORMATION WE CONSIDERED AND ANALYZED IS ACCURATE OR COMPLETE. SIMILARLY, THERE CAN BE NO ASSURANCE THAT OUR ASSUMPTIONS ARE CORRECT. XEROX’S ACTUAL PERFORMANCE AND RESULTS MAY DIFFER MATERIALLY FROM OUR ASSUMPTIONS AND ANALYSIS.

WE HAVE NOT SOUGHT, NOR HAVE WE RECEIVED, PERMISSION FROM ANY THIRD-PARTY TO INCLUDE THEIR INFORMATION IN THIS LETTER. ANY SUCH INFORMATION SHOULD NOT BE VIEWED AS INDICATING THE SUPPORT OF SUCH THIRD PARTY FOR THE VIEWS EXPRESSED HEREIN.

THIS LETTER ALSO REFERENCES THE SIZE OF OUR RESPECTIVE CURRENT HOLDINGS OF XEROX SECURITIES RELATIVE TO OTHER HOLDERS OF SUCH SECURITIES. OUR VIEWS AND OUR HOLDINGS COULD CHANGE AT ANY TIME. WE MAY SELL ANY OR ALL OF OUR HOLDINGS OR INCREASE OUR HOLDINGS BY PURCHASING ADDITIONAL SECURITIES. WE MAY TAKE ANY OF THESE OR OTHER ACTIONS REGARDING XEROX WITHOUT UPDATING THIS LETTER OR PROVIDING ANY NOTICE WHATSOEVER OF ANY SUCH CHANGES (EXCEPT AS OTHERWISE REQUIRED BY LAW).

FORWARD-LOOKING STATEMENTS:

Certain statements contained in this letter are forward-looking statements including, but not limited to, statements that are predications of or indicate future events, trends, plans or objectives. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties. Forward-looking statements are not guarantees of future performance or activities and are subject to many risks and uncertainties. Due to such risks and uncertainties, actual events or results or actual performance may differ materially from those reflected or contemplated in such forward-looking statements. Forward-looking statements can be identified by the use of the future tense or other forward-looking words such as “believe,” “expect,” “anticipate,” “intend,” “plan,” “estimate,” “should,” “may,” “will,” “objective,” “projection,” “forecast,” “management believes,” “continue,” “strategy,” “position” or the negative of those terms or other variations of them or by comparable terminology.

Important factors that could cause actual results to differ materially from the expectations set forth in this letter include, among other things, the factors identified in Xerox’s public filings, including the public filings related to the Transaction. Such forward-looking statements should therefore be construed in light of such factors, and the Participants are under no obligation, and expressly disclaim any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.